Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

June 16, 2011

The following was published on the website of Alpha Beta Netherlands Holding N.V. on June 16, 2011:

In respect of the description of Eurex Group, a derivatives exchange business jointly owned by Deutsche Börse and SIX Swiss Exchange AG, contained in the Offer Document, the following is published:

Deutsche Börse agreed with SIX Group AG to take over the Eurex joint venture and acquire the remaining participation in Eurex Zürich AG

On June 7, 2011, Deutsche Börse signed a share purchase agreement (which is referred to herein as the “share purchase agreement”) with SIX Group AG and SIX Swiss Exchange AG, a wholly owned subsidiary of SIX Group AG, to purchase from SIX Group AG the remaining 50% shareholding in Eurex Zürich AG as well as the Swiss derivatives business relating to Eurex Zurich AG with economic effect as of January 1, 2012. Upon closing of the transaction and with economic effect as of January 1, 2012, Deutsche Börse will receive 100% of Eurex’s economic interest instead of the 85% it is currently entitled to. The purchase price will be €590 million, 50% of which will consist of shares of Holdco that Deutsche Börse will receive for the tender of Deutsche Börse treasury shares in the exchange offer and 50% of which will consist of cash. If the conditions to completing the combination of Deutsche Börse and NYSE Euronext have not been satisfied by March 31, 2012, Deutsche Börse will pay to SIX Group AG 50% of the purchase price by delivery of Deutsche Börse treasury shares and 50% of the purchase price in cash. For purposes of the purchase price, the Holdco shares (and the Deutsche Börse shares, as the case may be) have been valued at the one-month volume weighted average price of a Deutsche Börse share prior to the execution of the share purchase agreement.

The acquisition of the Eurex business by Deutsche Börse is structured as a spin-off by SIX Swiss Exchange AG of the Swiss derivatives business regarding Eurex Zürich AG to a newly formed Swiss company (which is referred to herein as “Swiss NewCo”). The spin-off will include the shares in Eurex Zürich AG held by SIX Swiss Exchange AG, the rights to the Eurex system and the brand “Eurex” and other assets and contracts required for the current operation of the Swiss derivatives business and relating to Eurex Zürich AG. Assets and agreements held by SIX Swiss Exchange AG regarding the CHF Repo Market and the OTC Spot Market will not form a part of the spin-off. However, Eurex Zürich AG will continue to operate the CHF Repo Market and the OTC Spot Market following closing (with economic effect as from January 1, 2012 for its own account) based on continued business management agreements (Geschäftsbesorgungsverträge) and license agreements. Following the spin-off, all shares in Swiss NewCo will be acquired by Deutsche Börse. Through the acquisition of these shares in Swiss NewCo, Deutsche Börse will become sole indirect shareholder of Eurex Zürich AG and will carry on the business activities of Eurex in Germany and Switzerland.

Following the closing of the Eurex transaction, the shareholders’ agreement dated August 31, 1998 between Deutsche Börse and SIX Swiss Exchange AG, the Investment Protection Agreements relating to International Securities Exchange (ISE) and European Energy Exchange (EEX), the operating agreement (Betriebsführungsvertrag) between SIX Swiss Exchange and Eurex Zürich AG and the letters of comfort issued by SIX Swiss Exchange AG in favor of Eurex Clearing AG, as well as a number of other agreements that have been entered into by the parties in relation to the Eurex joint venture, will be terminated or transferred to Swiss NewCo.

SIX Group AG and SIX Swiss Exchange AG have agreed in the share purchase agreement that neither they nor their affiliated companies will engage directly or indirectly in competition with Eurex regarding the derivatives business, as it is presently operated by Eurex, for a term of two years after the closing of the Eurex transaction. In turn, Deutsche Börse has agreed to continue the business of Eurex Zürich AG, largely as it currently stands (including the CHF Repo Market and the OTC Spot Market) and with a competitive operating platform, for at least three years from closing of the Eurex transaction.

Other areas of cooperation between Deutsche Börse and SIX Group, such as STOXX and Scoach, will not be affected by the share purchase agreement. However, the parties agreed to commence non-binding discussions for the purpose of evaluating other co-operations after the closing.

The closing of the Eurex transaction is subject to, among other approvals, antitrust approvals, other regulatory approvals, if required, and either the completion of the combination of Deutsche Börse and NYSE Euronext or the occurrence of March 31, 2012. If, at March 31, 2012, the settlement of Holdco’s exchange offer for Deutsche Börse shares (i.e. , the delivery of HoldCo shares for tendered Deutsche Börse shares) has not been completed, but all conditions to completing the combination between Deutsche Börse and NYSE Euronext have been satisfied, then Deutsche Börse’s obligation to pay the share portion of the consideration in Holdco shares will be extended until April 15, 2012. After such time, assuming completion of all other conditions under the share purchase agreement, the share portion of the transaction consideration will be made in Deutsche Börse shares. If the closing conditions to the share purchase agreement are not satisfied by June 30, 2012, either party may withdraw from the share purchase agreement.

Amsterdam, 16 June 2011

Alpha Beta Netherlands Holding N.V.

Disclaimer

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.